Mainstream Entertainment, Inc.

11637 Orpington St.

Orlando, FL 32817

Tel (407) 353-0569

July 11, 2011

U.S. Securities and Exchange Commission

Division of Corporate Finance

Max A. Webb

Washington, D.C.  20549

Re:  Mainstream Entertainment, Inc.

Registration Statement filed on Form S-1

Filed on March 18, 2011

File No. 333-172924

Mr. Webb:

This letter and the accompanying amended Registration Statement on Form S-1 is offered in response to the Staff's comment letter dated April 13, 2011.

General

1.

We note your reference to promissory notes on pages 47 and 52 of your prospectus.  If these agreements are material to you, please file them as exhibits to your registration statement or advise.

Response:   The Form of Note has been attached as Exhibit 10.1.

2.

We note that in various parts of the registration statement you state that there is a total of 3,051,870 shares outstanding, while in other sections you refer to 3,045,870 shares issued and outstanding.  Please revise throughout your registration statement for consistency.  If necessary, revise your financial statements and legal opinion.  In addition, refer to the third full risk factor on page 8 for the correct number of remaining unissued authorized shares.

Response:

  The error stating that there are 3,045,870 issued and outstanding appeared on page 6 of the prospectus summary in the section stating the total number of issued and outstanding shares before and after the offering has been changed to 3,051,0870.   No other corrections are necessary.

Registration Statement Cover Page

3.

Please revise to remove the small business issuer designation on the cover page.  Please refer to Form S-1 for the language to use instead of the “small business issuer” language.

Response:

   Reference to small business issuer has been changed to “registrant”.

Prospectus Cover Page

4.

Please advise whether you have any plans to use the prospectus before the effective date of the registration statement.  Alternatively, please delete the “Subject to Completion” legend and date.  Refer to Item 501(b)(10) of Regulation S-K.  Additionally, please delete one of the duplicative dates of the prospectus.

Response:

  The Registrant does not have plans to use the prospectus before the effective date of the registration statement.  The legend and date have been removed.

5.

Please revise your prospectus cover page to include the fixed offering price of securities that is consistent with your other disclosure in the prospectus.  Refer to Item 501(b)(3) of Regulation S-K.  In addition, move the delaying amendment language to the prospectus cover page and limit the cover page to a single page.  If you intend the shares to be offered at market prices once the securities are listed, you may say that as well.

Response:

  The prospectus cover page has been revised as requested.

6.

It appears from your disclosure that you do not offer any “products,” but only services.  Please revise to delete references to your “products” here and throughout the prospectus or advise.  For example, we also note your references to “our technology,  products” and “manufacturing” on page 11.  We suggest removing this entire paragraph (fourth from bottom) from the cover page since it is not required there and serves no purpose that we can see.

Response:

  We have intended to offer music products as a “producer” of work products we produce on behalf of musicians who have contracted with us.  We refer to the music products generically as “products”.   On page 11 our reference to “our technology, products and manufacturing” is appropriate to our industry.  Technology refers to the electronic components necessary to record, mix and master music productions.  Manufacturing refers to the process of reproducing our planned music products which we will market to the public.  Additional clarifying text has been added to the disclosures which we believe is appropriate.

Prospectus Summary, page 6

The Company, page 6

7.

We note your disclosure of the “burn rate” of $3,933 per month on page 16.  Please clarify how your monthly rent can be $33 per month, when you disclose on page 15 that your agreement requires you to pay rent of $50 per hour.  In addition, please disclose here your monthly “burn rate” and the amount of time that your present capital will last at this rate.  Also disclose here your losses in the most recent fiscal year and interim period.

Response:

We have removed reference to the $33 in rent and recalculated the total monthly expenses of $3,900.   We have added text disclosing our losses in the most recent fiscal year including interim periods.

8.

We note your disclosure that “revenue will be initiated through prior industry contacts of the officers, internet advertising via a company web page and direct contact, and traditional print marketing.”  Please revise to state that there is no guarantee that you will generate any revenue.

Response:   We have added an additional sentence to page 6 stating that there are no revenue guarantees.    Our existing disclosure contains the same reference in the third paragraph under “Product Description” on page 16.

9.

Revise to disclose, if true, that most of your revenues have come from relatives or groups containing a relative, of the control person.

Response:   To date, all revenues have been generated from a company named NRJ, a company located in France.  The company related revenues were paid for music group “3rd Wish”,  in which Justin Martin is a member.  Justin Martin is the 27 year old son of Jeff Martin.  We have added the disclosure to pages 6 and 16.

10.

Disclose here the extent of your dependence upon funding by Jeff Martin.

Response:    The Company is completely dependent on Jeff Martin for present and future funding.  The disclosure has been added to pages 6 and 16.

The Offering, page 6

11.

Please disclose both (i) the aggregate market price of your common stock  based upon the proposed offering price of $0.05 per share and (ii) your total stockholders’ deficit balance as of your most recent balance sheet date.

Response:    The requested disclosures have been added to page 6.

Risk Factors, page 7

12.

We note your disclosure that investors “should carefully consider the following risk factors, among others,” and “[f]actors that might cause such a difference include, but are not limited to those discussed below.”  All material risks should be discussed in this section.  Please revise the first paragraph on page 7 to clarify that you have discussed all known material risks.

Response:    The paragraph has been amended.

We will continue to lose money, page 7

13.

Please revise this risk factor to quantify your history of generating revenues from operations and quantify your losses.

Response:    We have revised the risk factor as requested.

Our management has limited experience in managing the day-to-day operations, page 7

14.

Please revise this risk factor and the next risk factor to estimate the costs of operating a public company and preparation of periodic reports under the Securities Exchange Act of 1934.

Response:    The two risk factors have been revised.

If we fail to develop new or expand existing customer relationships, page 8

15.

Please revise your disclosure to list your current customers or advise.

Response:    Music purchasing customers are individuals who view music products via YouTube and purchase those music products through iTunes.

Some of our competitors may be able to use their financial strength to dominate the market, page 9

16.

It does not appear from your current description of business that you are involved in “song writing.”  Please revise for consistency or advise.

Response:    Charles Camorata and Justin Martin are both composers and song writers.  Justin Martin has an original song called “Mom’s Song” listed for sale on iTunes.

We will need additional capital, page 9

17.

Please provide an estimate of additional financing you may require and disclose whether you have taken any steps to seek additional financing.  Similarly, revise the last risk factor of page 10 to estimate the amount of additional financing.

Response:    We estimate the company will need an additional $20,000 of which $10,000 has already been provided as loans from Jeff Martin.  The risk factor has been revised.

There will be a limited market for our common stock, page 9

18.

Please revise your disclosure to state that there is no guarantee that your stock will be listed on the OTCBB and explain why “if a market were to develop in [your] common stock it is highly likely that it will be an illiquid market.”

Response:    The risk factor has been revised.

Selling Security Holders, page 11

19.

Please advise us whether any of the selling shareholders are broker-dealers or affiliates of broker-dealers.

Response:    The Company is not aware of any selling shareholder who is a broker-dealer or an affiliate of a broker-dealer.

20.

Please note that certain family members are deemed to beneficially own the shares held by other family members.  Please ensure that your selling shareholders table is accurate in this regard.

Response:    The Company believes that all beneficial ownership attributions are reflected in the selling shareholder ownership calculations.

21.

Revise to clarify that Jeffrey Martin is a statutory underwriter.  If you believe he is not, please provide your legal analysis.

Response:    Mr. Martin's shares, including the shares of Sherrie Martin,  Forbes Investments Limited and FSC Limited have been removed from the registration statement.

Plan of Distribution, page 13

22.

We note your disclosure that selling shareholders’ sales “may be at fixed or negotiated prices.”  Please revise your disclosure to clarify that selling shareholders must sell at fixed prices until a market develops and then they may sell at negotiated prices or advise.

Response:    We have revised the registration statement to include the following statement, " Until our securities are quoted on the Over-the-Counter Electronic Bulletin Board or are listed on an exchange, the selling shareholders will sell at fixed prices. Once our securities are quoted on the Over-the-Counter Electronic Bulletin Board or are listed on an exchange, they will sell at prevailing market prices or at privately negotiated prices."

Information with respect to registrant, page 15

Business Overview, page 15

23.

It appears that your notes to financial statements include important business developments that are not described in this section.  Please revise your Business Overview section to include the following important events or advise:

•

on page 25 you state that in 2009 your board “decided to suspend operations with the intention of resuming at a different location at a future date”;

•

on page 29 you state that you plan to “resume operations in 2011 upon the receipt of additional funding” and that management plans to finance the accumulated deficits through the sale of stock;

•

on page 30 you state that you accrued monthly obligations to pay rent from the time your lease payments ceased in February 2009 until the time of the release from the facility lease; and

•

on page 31 you state that you have “suffered a break-in and substantial equipment was stolen.”

Response:    The business overview section has been revised.

24.

If you have never had a licensing agreement that in some way did not involve a relative, please disclose.

Response:    The Company has licensing agreements with Patmoe and Willy Will, artists unrelated to Martin.  The licensing agreements expired in 2009.

25.

If the company and its predecessors have been unprofitable since 2005, please disclose here and in the summary.

Response:    The Company has been unprofitable since 2005 and the disclosure has been revised.

26.

We note your disclosure that you have negotiated a lease of a studio facility of February 2, 2011 and have not used the studio “from the time of the agreement through December 31, 2010.”  Please revise your disclosure here and on pages 30 and 44 to provide correct dates.  In addition, if this agreement is material to you, please file it as an exhibit to your registration statement or advise.

Response:    The business overview section has been revised.  Footnote 8 has been revised correcting the date.   The lease agreement is attached as Exhibit 10.3.

Licensing, page 15

27.

Please disclose the total number of licensing agreements you have signed and the total that are still current.

Response:    Presently, there is one license agreement with Justin Martin with A45.  The license agreement is attached as Exhibit 10.2.

Product Description, page 16

28.

Please revise to identify all artists and groups that are affiliated with your majority shareholder.

Response:

   Only one artist is affiliated with the majority shareholder,  that is Justin Martin.

29.

Please remove the last paragraph of this section since nothing in the filing seems to provide a basis for the expectation.  Alternately, revise.

Response:

  This is a forward-looking statement which relates to the revenues which might be generated from the studio facilities that we have leased.  No changes made to the disclosure.

30.

Please revise to describe in detail the “mixing and mastering, and subleasing studio time” sources of revenue and disclose whether you have generated any revenue from these sources in the past.

Response:   The disclosure has been revised.

Employees, page 16

31.

We note your disclosure that your employees are “employed by [you] on the contract basis.”  Please revise to clarify whether you pay any of your employees.  If your employees are paid, please revise your monthly burn rate to include employee salaries or advise.

Response:  The disclosure has been revised.

Market Price of and Dividend on Registrant’s Common Equity and Related Stockholder Matters, page 17

Dividends and Dividend Policy, page 17

32.

Please revise this section to disclose the amount of dividends paid in the two most recent fiscal years and any subsequent interim period.  Refer to Item 201(c) of Regulation S-K.

Response:  This section has been revised to disclose that no dividends have been paid during the two recent fiscal years.

Note 11 – Income Taxes, page 31

33.

Please revise for consistency the date when your equipment was stolen.  In this regard we note that you provide two different dates here and on page 45: (1) August 10, 2008 and (2) August 10, 2009.

Response:  The correct date is August 10, 2008.  We have corrected the error.

Financial Statements for Fiscal Year Ended September 30, 2010

Notes to Financial Statements

Note 14 – Discontinued Operations, page 32

34.

We note that you have reported the losses realized in connection with the operation of your former studios located at 7648 Southland Blvd., Orlando, FL as discontinued operations.  In this regard, we acknowledge that you suspended your operations upon vacating the former studios.  However, based upon the disclosure on page 25 of your filing, it appears that the former studios were vacated with the intention of resuming a similar business plan (i.e., operations in the same line of business) from a different location.  In this regard, we also note that you entered into a new lease for a recording studio within the same geographic region of your former studios, shortly after negotiating your release form the former studios’ leases.  Given the observations noted above, please explain to us in detail why you believe it is appropriate to report the financial results attributable to the operations of your former studios as discontinued operations.  In this regard, please (i) refer to FASB ASC 205-20-55-27 through 55-79 for examples of the application of the discontinued operations accounting guidance, (ii) identify for us the example that you believe most closely illustrates your circumstances and your accounting treatment, and (iii) explain why you believe your circumstances are similar to the example that you are using to determine your accounting treatment.  In the alternative, please revise to include these results in income from continuing operations.

Response:  The operations of our two studios located at 7648 Southland Blvd. Orlando, FL were presented as discontinued operations based on the disposal being of a “component of an entity”, and satisfying both required conditions for reporting discontinued operations as described in ASC 205-20-45. These conditions are:

a. The operations and cash flows of the component have been (or will be) eliminated from the ongoing operations of the entity as a result of the disposal transaction.

b. The entity will not have any significant continuing involvement in the operations of the component after the disposal transaction.

While evaluating whether to report the disposed studios within discontinued operations, we first evaluated whether the studios qualified as a component of an entity. The FASB Master Glossary within the codification provides the definition for a “component of an entity” as follows, “A component of an entity comprises operations and cash flows that can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the entity. A component of an entity may be a reportable segment or an operating segment, a reporting unit, a subsidiary, or an asset group”. The two studios at 7648 Southland Blvd. qualified as a component of an entity as the operations and cash flows associated with these studios were clearly distinguishable from the rest of the company for operational and financial reporting purposes.

Defining the studios as a component of the entity rather than some higher level component, is consistent with the example provided by ASC 205-20-55-63 – ASC 205-20-55-65. In that example, a lessor holds several buildings in the same geographic region. The lessor sells one of the buildings and plans on purchasing another building within the same region to rent out to tenants. The guidance within the example describes that each building is considered a component of the entity due to their cash flows being clearly distinguishable operationally and for financial reporting purposes from the rest of the entity. The example concludes that due to the company receiving no continuing direct cash flows from the ongoing operations of the disposed component, and the company no longer having significant involvement in the operations of the component after the disposal, that it is appropriate to report the disposed of component and its related operations as discontinued operations.

This fact pattern is similar to the disposal of our studios. The studios represent a component of the entity. The cash flows from the disposed of component have been eliminated, and we have no involvement over the operations of the component after the disposal transaction. Based on these facts falling under the scope of the aforementioned guidance and example, we determined that the transaction was properly reported within discontinued operations.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 47

35.

Please revise to include a Plan of Operation section and discuss your detailed plan to become operational and through to revenue generation.  This discussion should include each specific step you intend to take toward this goal and describe your intended sources and uses of funds, providing timeframes and quantified estimates of these amounts for each step.  In addition, please discuss in more detail each of your business segments.

Response:    A Plan of Operation section has been included.

36.

Please revise to provide discussion and analysis of your financial condition, changes in financial condition and results of operations, including your liquidity and capital resources, for a two-year period using year-to-year comparisons.

Response:

  The discussion and analysis has been updated to March 31, 2011.

Results of Operations and Operating Expenses, page 47

37.

Please identify and quantify any material costs recognized within “general and administrative expenses” for each of the comparable reporting periods discussed in MD&A.

Response:   The disclosure has been revised to include a general and administrative expense discussion for comparable reporting periods.

Debt Financings and Related Party Notes, page 47

38.

Provide disclosure about the total amount of debt outstanding pursuant to the Related Party Notes as of the most recent practicable date, the rate of interest and the date(s) on which payment must be made.  Additionally, provide the same disclosure in your Transactions with Related Persons, Promoters and Certain Control Persons section on page 52.

Response:   The disclosure has been revised.

Directors and Executive Officers, page 48

39.

Please clarify your disclosure that Mr. Camorata “had oversight of the filing of all publishing of songs in [your] catalog.”  For example, discuss the criteria for including songs in this catalog and list songs that have been included in it to date.  Please also include this information in the Business Overview section on page 15.

Response:   The disclosure has been revised in the Business Overview section under heading "Music Catalog".

40.

Please revise to disclose the amount of time each of your executive officers dedicates to your business.  If applicable, include a risk factor describing the risks to you because your officers and directors dedicate limited amount of time to your operations.

Response:   The disclosure has been revised and repeated in the Risk Factor titled,  “Our management has limited experience in managing the day to day operations of a public company and, as a result, we may incur additional expenses associated with the management of our company.”

41.

Discuss specific experience, qualifications, attributes or skills of your directors.  Refer to Item 401(e) of Regulation S-K.

Response:   Mr. Justin Marin's resume has been revised to summarize his experience and qualifications as a director.  All other directors' resumes adequately demonstrate experience, qualifications and skills in the music industry.

42.

Please substantiate or delete your statement on page 49 that Ms. Aalders “was personally responsible for increasing productivity to 97% in her department.”

Response:   The statement has been deleted.

Involvement in Certain Legal Proceedings, page 49

43.

Please revise your disclosure on page 49 to include information about your directors, director nominees or executive officers in the last ten years and promoters and control persons in the last five years.  Refer to Items 401(f) and 401(g) of Regulation S-K.

Response:  The disclosure has been revised.

Executive Compensation, page 49

44.

We note your disclosure prior to the summary compensation table that the table includes compensation for the past two fiscal years; however, the table includes 2010 numbers only.  Please revise or advise.  Additionally, please include a separate director compensation table in the Director Compensation section.

Response:    The table has been revised.

45.

Please revise your Executive Officer Compensation and Director Compensation sections on page 50 to disclose what you will consider to be “sufficient revenue” to begin compensating your officers and directors.

Response:   The disclosure has been revised.

Security Ownership of Certain Beneficial Owners and Management, page 51

46.

Please revise to provide common stock ownership as of the most recent practicable date or advise.  Refer to Item 403 of Regulation S-K.

Response:   The disclosure has been revised.

Change in Control, page 52

47.

Although we note your disclosure that in the last fiscal year you have not had any changes in control, please revise this section to disclose any arrangements of the operation of which may at a subsequent date result in a change in control.   Refer to Item 403(c) of regulation S-K.

Response:  The disclosure has been revised.

Prospectus Back Cover Page, page 56

48.

Please revise to include the dealer prospectus delivery obligation.  Refer to Item 502(b) of Regulation S-K.

Response:   The disclosure has been revised.

Part II

Item 14.  Indemnification of Directors and Officers, page 57

49.

Although we note your disclosure that you do “not indemnify [your] officers,” Section VII.I of your by-laws is an indemnification provision.  Please revise for consistency or advise.

Response:   Item 14 has been revised.

Item 17.  Undertakings, page 59

50.

Please revise sections (2)(ii) and (2)(iii) to include the precise language in Item 512(a)(1)(ii) and Item 512(a)(1)(iii) of Regulation S-K.  Similarly, revise your undertakings in the third and fourth paragraphs of this section to follow the language in Item 512(a)(2) and Item 512(a)(3) of Regulation S-K.  Please delete undertaking (b) on page 59 because it is identical to undertaking (1).  In addition, please add undertakings in Item 512(a)(5) and Item 512(a)(6) of Regulation S-K or advise.

Response:   Revised

Signature, page 60

51.

Please revise the first paragraph in this section to follow the language set out in Form S-1.  In addition, have your chief executive officer, chief financial officer, and controller or principal accounting officer sign the registration statement in their individual capacities.

Response:   Revised

Exhibit 5

52.

We have reviewed the opinion of counsel filed as Exhibit 5 to your registration statement.  In addition, have counsel confirm that it will refile the opinion dated the date of effectiveness.

Response:   Agreed

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require.  Since the company and its management are in possession of all facts relating to a company’s disclosure, they are responsible for the accuracy and adequacy of the disclosure they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement form the company acknowledging that:

•

should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the company many not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration.  We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement.  Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Sincerely,

/s/

Charles Camorata

President